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Exhibit 2.6

November 29, 2006

VIA MESSENGER AND FACSIMILE

em Vascular, Inc.
3976 Hazel Street
White Bear Lake, MN 55110
Attention: Thomas K. Rice
Chief Executive Officer

RE: OPTION AND ASSET PURCHASE AGREEMENT

Dear Mr. Rice

We are pleased to inform you that ATS Medical, Inc. ("ATS") has delivered its Option Exercise Notice dated November 29, 2006 and has exercised its Option to purchase the Assets of em Vascular, Inc. (the "Company") pursuant to that certain Option and Asset Purchase Agreement, entered into as of May 31, 2005 (the "Agreement"), by and among ATS, the Company, Keith L. March, M.D., John Hauck, Walter L. Sembrowich and James E. Shapland II. Please find enclosed with this letter a copy of the Option Exercise Notice. Capitalized terms used herein will have the meanings ascribed to them in the Agreement.

To start our closing preparations, we request pursuant to Section 1.2(a) of the Agreement that the Company prepare and deliver to us an Updated Disclosure Schedule as soon as practicable, and, in any case, no later than December 28, 2006. We would also like the Company to review and respond to the enclosed updated due diligence request list, which will help us complete our due diligence review of the Company's operations over the last eighteen months and facilitate our review of the Updated Disclosure Schedule.

As we work towards a successful closing of the asset purchase, we think it would be prudent to confirm one of the basic terms in the deal. Section 1.8 of the Agreement incorrectly states that ATS has no set-off right against future contingent payments to cover the Company's indemnification obligations under the Agreement. This is not only contradictory to the parties' clear intentions set forth in Section 8.5, where this right was thoughtfully negotiated and carefully drafted, and the rest of the Agreement, but Section 1.8 also contradicts the plain disclosure summary of ATS' set-off rights in the information statement drafted by the parties and provided by the Company to its shareholders prior to their vote in favor of this transaction. Accordingly, we request that you sign below on behalf of the Company to acknowledge and confirm that Section 1.8 of the Agreement is null and void under the Agreement and shall be of no force and effect.

I suggest that we schedule a call to discuss the timelines and processes going forward at your earliest convenience. My colleague, Rick Curtis, and I will be heading up our efforts. Please

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em Vascular, Inc.
November 29, 2006
Page 2


give me or Rick a call at (763) 557-2237 or send us an email so that we can arrange a mutually convenient time that will work for you.

Sincerely,

/s/ David R. Elizondo
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David R. Elizondo
Vice President, Research and Development
ATS MEDICAL, INC.

Acknowledged and Agreed to this Nov. 29, 2006.


EM VASCULAR, INC.


By: /s/ Thomas K. Rice
    ---------------------------------
Name: Thomas K. Rice
      -------------------------------
Its: CEO
     --------------------------------

cc: Dorsey & Whitney LLP
    50 South Sixth Street
    Minneapolis, MN 55402
    Attention: Kenneth L. Cutler